January 20, 2014

Via EDGAR

Attention: Michael Fay, Division of Corporation Finance

Brad Skinner

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:                             Halcon Resources Corporation

Form 10-K for the Fiscal Year ended December 31, 2012

Filed February 28, 2013

Form 10-Q for the Quarterly Period ended September 30, 2013

Filed November 4, 2013

Form 8-K

Filed November 4, 2013

File No. 001-35467

Dear Mr. Skinner:

This letter responds to the staff’s comment letter dated December 30, 2013, regarding Halcón Resources Corporation’s (the “Company”) Form 10-K for the Fiscal Year ended December 31, 2012, filed February 28, 2013, Form 10-Q for the Quarterly Period ended September 30, 2013, filed November 4, 2013, and Form 8-K filed November 4, 2013 (File No. 001-35467).  The Company’s responses to the staff’s comments are set forth below.

Form 10-K for the Fiscal Year ended December 31, 2012

Business, page 7

Oil and Natural Gas Operations, page 18

SEC Comment

1.                                      You disclose that a significant percentage of your net undeveloped acreage will expire over the next three years. Please tell us the extent to which you have assigned any proved undeveloped reserves as of December 31, 2012 to locations which are currently scheduled to be drilled after lease expiration. If your undeveloped reserves include any such locations, please refer to Rule 4-10(a)(26) of Regulation S-X and tell us the steps you will take regarding an extension of your legal right to these leases; otherwise, please remove these undeveloped reserves as proved reserves in your next filing.

Response

At December 31, 2012, approximately 206,106 net acres, or 29%, of our undeveloped acreage was due to expire by December 31, 2015. Of that, approximately 45,168 net acres were associated with property divestments made in 2013.  After taking into account dispositions, approximately 1,830 net acres, or 0.26% of total undeveloped acres were associated with proved undeveloped locations, representing 6.2 MMBoe of proved undeveloped reserves, or 6% of total proved reserves at December 31, 2012. We are continually engaged in a combination of drilling and development and discussions with mineral lessors for lease extensions, renewals, new drilling and development units and new leases to address the expiration of undeveloped acreage that occurs in the normal course of our business and, therefore, expect to be able to develop these reserves, or extend or renew these leases, prior to expiration.

SEC Comment

2.                                      You state on page 20 and elsewhere on page 135 that as of December 31, 2012 “more than 97% of our PUD reserves are less than five years old.” For purposes of determining the five year period, Item 1203(d) of Regulation S-K identifies the initial disclosure and date thereof as the starting reference date.

•                  Please tell us and also revise your statement to clarify the extent to which any of your proved undeveloped volumes disclosed as of December 31, 2012 will take more than five years since initial disclosure to develop.

•                  If any of your proved undeveloped reserves will take more than five years to develop since initial disclosure, please refer to question 131.03 in the SEC Compliance and Disclosure Interpretations (C&DIs), issued October 26, 2009 and updated May 16, 2013, and advise us what specific circumstances justify a period longer than five years; otherwise, please remove these undeveloped reserves as proved reserves in your next filing. You may find the C&DIs on our website at the following address: http://www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm.

Response

The proved undeveloped reserves disclosed as of December 31, 2012 that were scheduled to be developed more than five years beyond the date of initial disclosure were subsequently divested and therefore will not be included as proved undeveloped reserves in the Company’s 2013 reserve report.

SEC Comment

3.                                      Please expand your disclosure on page 20 and elsewhere on page 135 to present the total dollar amounts of capital expenditures made during the year to convert proved undeveloped reserves to proved developed reserves. Please refer to Item 1203(c) of Regulation S-K.

Response

During 2012, approximately $254.5 million in capital expenditures went toward development of proved undeveloped reserves, which includes drilling, completion and other facility costs associated with developing proved undeveloped wells.  These capital expenditures were included within the Cost Incurred table in the Company’s Annual Report on Form 10-K filing, but in future annual reports the Company will also include this information in the disclosure regarding the changes in proved undeveloped reserves in conjunction with the reserve figures.

SEC Comment

4.                                      Please expand your disclosure on page 20 and elsewhere on page 135 relating to the material changes in proved undeveloped reserves that occurred during 2012 to include an explanation for the changes attributable to revisions and extensions and discoveries.  Please refer to Item 1203(b) of Regulation S-K.

Response

The extensions and discoveries of 8,656 MBoe were associated with the addition of 89 proved undeveloped locations primarily in the Bakken/Three Forks and Woodbine/Eagle Ford development areas where the 2012 drilling program resulted in the expansion of the known productive limits in these fields. The upward revisions of 2,879 MBoe were entirely from the Company’s resource areas of the Bakken/Three Forks formations in the Williston Basin and the Woodbine/Eagle Ford formations in East Texas and are attributable to better well performance in the areas containing existing proved undeveloped locations. In future filings, we will include an explanation of material changes attributable to revisions, extensions and discoveries.

Consolidated Financial Statements and Supplementary Data, page 69

Supplemental Oil and Gas Information (Unaudited), page 132

Oil and Natural Gas Reserves, page 132

SEC Comment

5.                                      With a view to expand your disclosure under FASB ASC paragraph 932-235-50-5 and Item 1203(b) of Regulation S-K, please explain to us the causes for the downward revision of the previous estimates in proved reserves as of December 31, 2012 while as of the same date you disclose a significant upward revision of the previous estimates in proved undeveloped reserves.

Response

The negative revision of previous estimates of total proved reserves of 1,470 Mboe was primarily associated with the Company’s non-core areas and due to lower gas prices, well performance changes and expiring proved undeveloped locations, which is disclosed on page 134 of the Company’s Annual Report on Form 10-K.  As noted in the response to comment 4 above, the upward revision in proved undeveloped reserves of 2,879 MBoe was entirely from the Company’s core resource areas of the Bakken/Three Forks formations in the Williston Basin and the Woodbine/Eagle Ford formations in East Texas and is attributable to better well performance in the areas containing existing proved undeveloped locations.

6.                                      You disclose significant additions in proved reserves as of December 31, 2012 relating to extensions and discoveries and have stated that “reliable technologies were used to determine areas where proved undeveloped (PUD) locations were more than one offset away from a producing well.” With a view to expand the disclosure of the material additions in your reserves as required under Item 1202(a)(6) of Regulation S-K, please quantify for us the number of proved undeveloped locations and associated proved net reserves added that are more than one offset away from an existing proved producing well. Also tell us if any of the wells drilled to date that were more than one offset away from a producing well at the time of their drilling were not determined to be economically producible.

Response

During 2012, changes in proved undeveloped reserves included the addition of 11 proved undeveloped locations, amounting to approximately 2,046 Mboe, located more than one offset away from an existing producing well.  These proved undeveloped additions are predominately located in the Company’s core resource areas, namely the Bakken/Three Forks formations in the Williston Basin and the Woodbine/Eagle Ford formations in East Texas, are located within the Company’s planned development areas and satisfy all requirements for categorization as proved reserves.

Through December 2013, the Company drilled a total of 34 wells in resource areas that were located more than one offset away from a producing well, and none of the wells were determined to be not economically producible.

Form 10-Q for the Quarterly Period ended September 30, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations,

Capital Resources and Liquidity, page 43

SEC Comment

7.                                      We note, among other items, that (i) your Senior Credit Agreement and your senior unsecured debt indentures contain a number of financial covenants, (ii) your Senior Credit Agreement was amended a number of times during 2013 and that some of these amendments appear related to the financial covenants, (iii) your risk factor on page 59 refers to possible acceleration, cross- acceleration, and cross-default provisions, (iv) debt limitation covenants contained in your indentures have reduced the effective borrowing base in the Senior Credit Agreement from $850 million to $710 million, and (v) you have recorded a $909 million full cost ceiling impairment, partially attributable to a reallocation of capital and related transfer of unevaluated property costs to the full cost pool.

Please revise your disclosure to discuss in further detail the debt limitation covenants and the consequences of the limitations to your financial condition and operating performance. Refer to FR-72, Section IV (C): Debt Instruments, Guarantees and Related Covenants, for guidance. In addition, please explain to us whether you are reasonably likely to be in breach of any material financial covenants. If breach is reasonably likely, please revise your disclosure consistent with the guidance in FR-72, Section IV (C). Lastly, please revise your MD&A to discuss any known material trends or uncertainties related to your use of cash resources. Refer to FR-72, Section IV (D): Cash Management, for guidance.

Response

As noted under the heading “Capital Resources and Liquidity” in Halcón’s Form 10-K and Form 10-Q, the Company strives to maintain financial flexibility while pursuing its aggressive drilling program and acquisitions. Maintaining financial flexibility necessarily encompasses ensuring sufficient liquidity to fund the Company’s anticipated expenditures, as well as securing additional funding in the event acquisition opportunities arise or unanticipated expenditures otherwise occur. In light of this, the Company continually monitors its compliance with the financial covenants in its debt instruments, evaluates the impact that its drilling, acquisition and divestiture activities will have on its compliance with these covenants, and assesses the adequacy of its current liquidity and access to financing. When the Company has anticipated that it might have temporary difficulty maintaining compliance with, or might be unduly limited by one or more such covenants, the Company has sought and successfully obtained waivers or amendments to these covenants to provide it with additional flexibility.  With respect to the periods covered by the referenced Form 10-K and Form 10-Q, the Company was not, and did not believe it was reasonably likely to be, in breach of any material financial covenants applicable to it.  The Company acknowledges the guidance in FR-72, Section IV(C) and will include disclosure consistent with such guidance in future filings in the event that the Company believes that a breach of a material financial covenant is reasonably likely.

Please note that the borrowing base under the Company’s Senior Credit Agreement at September 30, 2013, was reduced to $710 million (from $810 million) as a consequence of the Company’s issuance of $400 million in new senior notes on August 13, 2013.  The issuance of the senior notes and the reduction in the borrowing base were reported in a Form 8-K filed by the Company on August 13, 2013.  The reduction in the borrowing base was automatic and results from a provision of the Senior Credit Agreement that provides for automatic reductions in the Company’s borrowing base of $0.25 for each $1.00 in principal amount of senior notes issued by the Company.  This provision of the Senior Credit Agreement is disclosed (among other places) in “Note 6 — Long-Term Debt, Senior Revolving Credit Facility” to the Company’s financial statements included in the Company’s Form 10-Q for the quarter ended September 30, 2013.  As noted in the Company’s Form 10-Q for the quarter ended June 30, 2013, the borrowing base had been previously reduced from $850 million to $810 million on July 19, 2013, in connection with the Company’s disposition of certain producing properties and related assets located in the Eagle Ford shale in Texas.  Subsequently, on October 31, 2013, the borrowing base under the Senior Credit Agreement was increased by the Company’s lenders to the original $850 million.  Also, please note that full cost ceiling test impairment charges do not directly impact compliance with the financial covenants under the Company’s debt agreements.

Nevertheless, it is true that the debt limitation covenants contained in the indentures governing the Company’s senior notes may limit the Company’s incurrence of indebtedness, including its ability to borrow up to the full amount of its borrowing base under its Senior Credit Agreement.  The Company believes that the disclosures of the amendments to the covenants under its Senior Credit Agreement appearing in MD&A under the heading “Recent Developments — Amendments to the Senior Credit Agreement and Borrowing Base”, and the second paragraph under the heading “Capital Resources and Liquidity” describe in material respects the debt limitation covenants applicable to the Company, including the covenants under its indentures that may limit access to the full amount of its borrowing base under its Senior Credit Agreement.  The potential consequences of these limitations are discussed in the Risk Factors sections included in the Company’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, principally within the risk factors entitled “We have substantial indebtedness and may incur substantially more debt. Higher levels of indebtedness make us more vulnerable to economic downturns and adverse developments in our business”, “We may have difficulty financing our planned capital expenditures which could adversely affect our growth”, and

“We are subject to various contractual limitations that affect the discretion of our management in operating our business”. Based upon the staff’s comment, we understand that it may be helpful to readers if we include in discussions of the Company’s Liquidity and Capital Resources additional disclosure highlighting the consequences of these limitations.  Accordingly, in future filings we propose to add language drawn from the disclosures included in our Annual Report on Form 10-K referenced above, to the effect that:

“Our ability to meet our debt covenants will depend on our future performance, which will be affected by financial, business, economic, regulatory and other factors.  For example, lower oil and natural gas prices could result in a redetermination of the borrowing base under our Senior Credit Agreement at a lower level and reduce our adjusted consolidated EBITDA, as well as our adjusted consolidated net tangible assets as determined under our Indentures, and thus could reduce our ability to incur indebtedness. If we are not able to borrow sufficient amounts under our Senior Credit Agreement, are limited in amounts we can borrow under our Indentures and/or are unable to raise sufficient capital to fund our capital expenditures, we may be required to curtail our drilling, development, land acquisition and other activities, which could result in a decrease in our production of oil and natural gas, may be subject to forfeitures of leasehold interests to the extent we are unable or unwilling to renew them, and may be forced to sell some of our assets on an untimely or unfavorable basis, each of which could adversely affect our results of operations and financial condition. The failure to comply with the restrictive covenants relating to our indebtedness could result in the declaration of a default and cross default under the instruments governing our indebtedness, potentially resulting in acceleration of our obligations and adversely impacting our financial condition.”

The Company’s most significant uses of its cash resources are to fund its budgeted drilling and completion capital expenditures and its acquisition of leasehold interests in oil and natural gas properties.  Each of these uses of cash are variable and dependent upon many factors. Acquisitions are undertaken opportunistically and the amounts that will be expended are typically not known very far in advance of the closing of a specific acquisition, while drilling and completion capital expenditures are budgeted for the year at the beginning of each year.  In its Annual Report on Form 10-K (see “Business — 2013 Capital Budget”), the Company disclosed its budgeted drilling and completions capital expenditures of $1.2 billion for 2013. As the year progressed, the Company provided updated information in its Quarterly Reports on Form 10-Q as to its total capital expenditures (including leasehold acquisition expenditures) within “Capital Resources and Liquidity”. The Company monitors its drilling and completion capital expenditures versus budget on an ongoing basis, and provides updates for significant deviations, as it did beginning in its Form 10-Q for the quarter ended June 30, 2013 and continuing in its Form 10-Q for the quarter ended September 30, 2013, when it noted that its 2013 drilling and completion capital expenditures budget had been increased to $1.4 billion (see MD&A, “Overview”).

Uncertainties associated with capital expenditures are tied in part to the Company’s results of operations and liquidity, as noted in the discussion appearing under the heading “Capital Resources” and in the Company’s Annual Report on Form 10-K where it is disclosed that “our actual drilling activities and future drilling budget will depend on drilling results, oil and natural gas prices, the availability and cost of capital, drilling and production costs, availability of drilling services and equipment, lease expirations, gathering system and pipeline transportation constraints, regulatory approvals and other factors” (see, “Risk Factors - We may not be able to drill wells on a substantial portion of our acreage”).

Form 8-K filed November 4, 2013

Exhibit 99.1

SEC Comment

8.                                      We note you present “cash flow from operations before changes in working capital,” as well as “cash flow from operations before changes in working capital, adjusted for selected items.”  Both of these measures appear to be non-GAAP measures under Regulation G.  Please revise your disclosure to clarify that these measures are non-GAAP and provide the reconciliations required by Regulation G. Please similarly revise your disclosure related to other non-GAAP measures and provide the required reconciliations. For example, your current reconciliation related to “net income (loss) available to common stockholders, excluding selected items,” does not appear to satisfy Regulation G.

Response

In the future, when we present cash flow from operations before changes in working capital and cash flow from operations before changes in working capital, adjusted for selected items, we will provide disclosure that clarifies that these are non-GAAP measures and will include a reconciliation table that satisfies the requirements of Regulation G. See the revised table attached hereto as Appendix A.

SEC Comment

9.                                      Please explain to us how you have considered the guidance in Question 102.05 of the Compliance and Disclosure Interpretations to non-GAAP Financial Measures related to your presentation of cash flow from operations before changes in working capital on a per share basis.

Response

We have reviewed the guidance in Question 102.05 of the Compliance and Disclosure Interpretations to non-GAAP Financial Measures and in the future will not include cash flows from operations before changes in working capital per share in materials that are filed or furnished to the Commission.

In connection with the above responses to the staff’s comments, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require additional information, please call the undersigned at (832) 538-0303 and email at mmize@halconresources.com.

Sincerely,

/s/ Mark J. Mize

Mark J. Mize
Executive Vice President,
Chief Financial Officer and Treasurer

APPENDIX A

HALCÓN RESOURCES CORPORATION

SELECTED ITEM REVIEW AND NON-GAAP RECONCILIATION (Unaudited)

(In thousands, except per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
As Reported:
Net income (loss) available to common stockholders, as reported	$(859,897)	$(20,181)	$(818,060)	$(134,289)
Non-cash preferred dividend	—	—	—	88,445
Series A Preferred dividends	5,070	—	5,786	—
Net income (loss)	(854,827)	(20,181)	(812,274)	(45,844)

Impact of Selected Items:
Unrealized loss (gain) on derivatives contracts:
Crude oil	37,935	10,717	23,108	2,670
Natural gas	160	1,100	(2,729)	1,971
Interest rate	—	—	—	(518)
Total mark-to-market non-cash charge	38,095	11,817	20,379	4,123
Impairment charges	1,205,227	—	1,205,227	—
Deferred financing costs expensed, net(1)	891	—	891	—
Recapitalization expenditures(2)	—	—	—	21,980
Restructuring(3)	—	725	507	1,732
Acquisition and merger transaction costs and other	533	17,773	2,585	21,412
Selected items, before income taxes	1,244,746	30,315	1,229,589	49,247
Income tax effect of selected items(4)	(373,536)	(11,004)	(367,963)	(17,877)
Selected items, net of tax	871,210	19,311	861,626	31,370

As Adjusted:
Net income (loss) available to common stockholders, excluding selected items	16,383	(870)	49,352	(14,474)
Interest on convertible debt, net	1,698	—	3,671	—
Net income (loss) available to common stockholders after assumed conversions, excluding selected items(5)	$18,081	$(870)	$53,023	$(14,474)

Basic net income (loss) per common share, as reported	$(2.19)	$(0.11)	$(2.22)	$(1.01)
Impact of selected items	2.23	0.10	2.35	0.90
Basic net income (loss) per common share, excluding selected items(5)	$0.04	$(0.01)	$0.13	$(0.11)

Diluted net income (loss) per common share, as reported	$(2.19)	$(0.11)	$(2.22)	$(1.01)
Impact of selected items	2.23	0.10	2.34	0.90
Diluted net income (loss) per common share, excluding selected items(5)(6)	$0.04	$(0.01)	$0.12	$(0.11)

Net cash provided by (used in) operating activities	$160,239	$4,506	$391,605	$1,878
Changes in working capital, net of acquisitions	19,027	12,889	15,178	10,369
Cash flow from operations before changes in working capital	179,266	17,395	406,783	12,247
Cash components of selected items	533	18,498	3,092	36,810
Income tax effect of selected items	(196)	(6,715)	(1,137)	(13,362)
Cash flow from operations before changes in working capital, adjusted for selected items(5)	$179,603	$29,178	$408,738	$35,695

(1)	Represents charges related to the write-off of debt issuance costs associated with decreases in the Company’s borrowing base under its senior revolving credit facility.
(2)	Represents costs related to the recapitalization, change in control and credit facility refinancing.
(3)	Represents costs related to relocating key administrative functions to corporate headquarters.
(4)	Represents tax impact using an estimated tax rate of 36.77%. Also included in this line item is $84.2 million associated with the writeoff of goodwill which is non-deductible for income tax purposes.
(5)

Net income (loss) and earnings per share excluding selected items and cash flow from operations before changes in working capital adjusted for selected items are non-GAAP measures. These financial measures are presented based on management’s belief that they will enable a user of the financial information to understand the impact of these items on reported results. Additionally, this presentation provides a beneficial comparison to similarly adjusted measurements of prior periods. These financial measures are not measures of financial performance under GAAP and should not be considered as an alternative to net income, earnings per share and cash flow from operations, as defined by GAAP. These financial measures may not be comparable to similarly named non-GAAP financial measures that other companies may use and may not be useful in comparing the performance of those companies to Halcón’s performance.

(6)

The impact of selected items for the three months and nine months ended September 30, 2013 was calculated based upon weighted average diluted shares of 462.8 million and 450.7 million, respectively, due to the net income available to common stockholders, excluding selected items.